# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549
# FORM C
# UNDER THE SECURITIES ACT OF 1933

## Form C: Offering Statement

**Name of issuer:**

E.S. Nutrition, Inc

**Legal status of issuer:**

    **Form:**

    Corporation

    **Jurisdiction of Incorporation/Organization:**

    Delaware

    **Date of organization:**

    June 11, 2021

**Physical address of issuer:**

1024 Betty Baker Cv, Pflugerville, Texas 78660

**Website of issuer:**

https://elitedonut.com

**Name of intermediary through which the offering will be conducted:**

Mr. Crowd

**CIK number of intermediary:**

0001666102

**SEC file number of intermediary:**

7-42

**CRD number:**

284278

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
No.

**Qualified Third Party:**
North Capital acts as the Escrow Facilitator in this Offering.

**Type of security offered:**
Common Stock

**Target number of securities to be offered:**
17,375

**Price (or method for determining price):**
1.44

**Target offering amount:**
$25,020

**Oversubscriptions accepted:**
Yes.

**If yes, disclose how oversubscriptions will be allocated:**
First-come, first-served basis

**Maximum offering amount:**
$96,768

**Deadline to reach the target offering amount:**
April 30, 2026

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

**Current number of employees:**  2

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| **Total Assets:** | 82,136 | 391,528 |
| **Cash & Cash Equivalents** | 9,632 | 32,802 |
| **Accounts Receivable:** | 12,595 | 12,643 |
| **Short-term Debt:** | 18,463 | 74,994 |
| **Long-term Debt:** | 2,417,310 | 2,621,281 |
| **Revenues/Sales** | 39,461 | 324,302 |
| **Cost of Goods Sold:** | 17,739 | 248,047 |
| **Taxes Paid:** | 1,121 | 0 |
| **Net Income:** | -287,811 | -300,743 |

**Using the list below, select the jurisdictions in which the issuer intends to offer the securities:**

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

# Offering Statement

**Important:**
**Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to**

**demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.**

## FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the Shelf-Stable Food industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the Shelf-Stable Food industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the Shelf-Stable Food industry;
- growth of, and risks inherent in, the Shelf-Stable Food industry in the USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and

• our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.


## DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

**"Affiliate"** means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to E.S. Nutrition, Inc shall include any joint venture in which E.S. Nutrition, Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

**"Business Day"** means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

**"Board"** means the board of directors of E.S. Nutrition, Inc.

**"Company "** means E.S. Nutrition, Inc.

**"Funding Portal "** means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

**"Investor"** means any person who subscribes the Shares.

**"Issuer"** means E.S. Nutrition, Inc.

**"Ksdaq"** means Ksdaq Inc, the intermediary through which the Offering will be conducted:

**"Mr. Crowd"** means the name under which Ksdaq Inc. conducts its business.

**"Offering"** means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

**"Purchaser"** means any person who purchased the Shares.

**"SEC"** means the United States Securities and Exchange Commission.

**"Shares"** means the Common Stock of E.S. Nutrition, Inc.

**"Share Subscription Agreement"** means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

**"Subscriber"** means any person who subscribes the Shares.

## THE COMPANY

**1. Name of issuer:**

E.S. Nutrition, Inc

## ELIGIBILITY

**2. The issuer certifies that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

The Issuer did not file its 2024 Annual Report by the required due date of April 30, 2025, which was more than 120 days after the end of the fiscal year. The 2024 Annual Report was subsequently filed in August 2025, and the Issuer is now current in its ongoing reporting obligations under Rule 202 of Regulation Crowdfunding.

## DIRECTORS AND OFFICERS

## DIRECTORS

## 4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

**Name:** Amin D. Bahari         **Dates of Board Service:** June 2021

Amin D. Bahari's career trajectory is marked by his strategic vision, leadership, and proficiency in diverse areas, establishing him as a dynamic professional in the fields of business and entrepreneurship.

### Business Experience:

**Elite Sweets - Austin, Texas**
**CEO & Founder**
**March 2017 - November 2023**

As the visionary CEO and Founder of Elite Sweets, Amin led the company from inception to extraordinary success, achieving sales exceeding $4,000,000. His entrepreneurial spirit is evident in his ability to build and lead a dynamic team of 20 individuals. Amin took charge of various aspects of the business, including accounting, payroll, financial statements, and models. He spearheaded research and development efforts, resulting in the creation of The Elite Donut, which swiftly became the #1 selling donut on Amazon. Amin successfully expanded the brand from scratch, establishing nationwide launches with major retailers such as 7-Eleven and Vitamin Shoppe. His strategic mindset also facilitated crucial relationships with co-packers, distributors, and retailers, showcasing his proficiency in negotiation and partnership building. Amin's comprehensive approach extended to legal matters, where he successfully filed multiple trademarks.

**SHI - Austin, Texas**
**Inside Account Executive**
**February 2018 - May 2018**

Amin's expertise extends beyond entrepreneurship, as demonstrated during his tenure at SHI, where he served as an Inside Account Executive. In this role, he excelled in building pipelines and acquiring new accounts by providing innovative IT solutions to businesses. Amin's proactive approach included making over 50 cold-calls per day, setting meetings, and utilizing Salesforce and CRM tools to manage accounts effectively.

**Microsoft - Austin, Texas**
**Product Advisor**
**November 2017 - February 2018**

In his role as a Product Advisor at Microsoft, Amin showcased his skills in lead generation for business representatives. He provided customers with top-notch service, detailed product specifications, and managed product inventory. Amin also led customer interactions and product demonstrations, contributing to a positive and informed customer experience.

**Aflac - Austin, Texas**
**Sales Agent/Benefits Advisor**
**June 2017 - November 2017**

Amin's diverse skill set includes a successful stint at Aflac, where he served as a Sales Agent/Benefits Advisor. In this role, he built and managed a sales pipeline, identified prospective businesses, and established lasting relationships throughout the sales process. Amin's proactive approach extended to making cold-calls, conducting employee-employer presentations, and ensuring optimal value for policyholders through efficient claims filing.

**Education:**
Amin D. Bahari is a results-driven professional with a Bachelor of Science degree in Sport Management from the prestigious University of Texas at Austin. He also holds a Business Foundations Certificate from the McCombs School of Business, showcasing his commitment to a well-rounded business education. Amin has further demonstrated his proficiency with certifications such as 2016 MOS Excel certification and a Life, Accident, Health, HMO insurance certificate.

**Name:**      Amir D. Bahari                **Dates of Board Service:** June 2021

Amir D. Bahari's career exemplifies a multifaceted professional with expertise in entrepreneurship, sales, venture capital, and technology. His recognition as a Forbes 30 Under 30 attests to his outstanding contributions in the business and investment sectors.

<u>**Business Experience:**</u>

**Elite Sweets - CPG Company, Austin, Texas**
**Co-founder/Chief Sales Officer**
**April 2017 - June 2023**

As the Co-founder and Chief Sales Officer of Elite Sweets, Amir has demonstrated visionary leadership, guiding the company towards unprecedented success. With a strategic mindset and a keen eye for opportunities, he has led sales and broker teams to achieve remarkable milestones in B2B sales, establishing strategic partnerships with esteemed retailers like 7/11, Vitamin Shoppe, and HEB. Amir's innovative approach goes beyond conventional sales tactics; he is committed to reshaping industry norms through forward-thinking solutions and enduring partnerships to enhance efficiency and drive sustainable growth. By advancing collaboration across teams, Amir embodies a culture of innovation and progress, positioning Elite Sweets for unparalleled success in the competitive marketplace.

**TEN Capital - Venture Capital, Austin, Texas**
**Senior Associate**
**May 2016 - July 2017**

Amir's venture into venture capital at TEN Capital showcased his strategic acumen. As a Senior Associate, he conducted due diligence on CPG and technology investments, establishing and maintaining relationships with potential investments. Amir's responsibilities extended to managing and leading employee-employer presentations on potential investments, collaborating with the managing partner to update the status on new portfolio companies, and assisting portfolio companies in raising additional funds.

**University of Texas - Engineering Building, Austin, Texas**
**Computer Room Associate**
**February 2014 - December 2014**

During his time at the University of Texas, Amir contributed to the smooth functioning of the computer room in the Engineering Building. His responsibilities included ensuring the quality of equipment, facilitating day-to-day operations, communicating with IT, and managing system software.

**Education:**
University: University of Texas at Austin
Degree: Bachelor of Arts


**OFFICERS:**
**5.  Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:**

Please refer to Question 4 above.



**PRINCIPAL SECURITY HOLDERS**


**6.  The name and ownership level of each person, as of the most recent practicable date,\* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering\*\* |
|---|---|---|
| Amir Bahari | 744,000 Common Stock | 22.64% |
| Amin Bahari | 726,000 Common Stock | 22.10% |

*\* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*\*\* To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

**7.  The business of the issuer and the anticipated business plan of the issuer.**

Please refer to *Appendix A - Business and Anticipated Business Plan.*

## RISK FACTORS

**Important:**
**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**8. The material factors that make an investment in the issuer speculative or risky:**

Please refer to *Appendix B - Risk Factors.*


# THE OFFERING

**9. The purpose of this offering:**

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

**10. The use of proceeds from this offering is set out as below:**

|  | If target offering amount is sold: | If maximum offering amount is sold: |
|---|---|---|
| **Total Proceeds** | **$25,020** | **$96,768** |
| *Less: Offering Expenses* |  |  |
| Portal Fee | $1,251 | $4,838 |
| **Net Proceeds** | **$23,769** | **$91,930** |
| Product Development and Innovation | $10,000 | $30,000 |
| Marketing and Advertising | $0 | $20,000 |
| Sales Expansion and Distribution | $3,000 | $15,000 |
| Working Capital and Inventory | $6,500 | $10,000 |
| Operational Expenses | $3,000 | $12,000 |
| Contingency and Miscellaneous Expenses | $1,269 | $4,930 |

1. **Product Development and Innovation:** Investment in research, development, and improvement of the shelf-stable donut product, ensuring continued innovation to meet market demands.

2. **Marketing and Advertising:** Funding for marketing campaigns, brand building, and advertising efforts to support the nationwide launch and increase brand visibility.

3. **Sales Expansion and Distribution:** Expansion into new retail channels, including the nationwide launch and further distribution partnerships to increase market presence.

4. **Working Capital and Inventory:** Ensuring sufficient working capital for day-to-day operations, and managing inventory to meet the increased demand resulting from expanded distribution.

5. **Operational Expenses:** Covering various operational costs associated with running the business efficiently.
6. **Contingency and Miscellaneous Expenses:** Allotment for unforeseen expenses and miscellaneous costs to provide flexibility in the use of funds.

# TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

## 11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

a. when the minimum funding target is met prior to the Original Deadline and;

b. this Form C and the information of this securities offering have been posted and publicly available on  the Funding Portal for at least 21 days and;

c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

---

**Investors should be aware of the followings:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

**12. How does an investor cancel an investment commitment?**

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding

Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline.  Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

**Rolling Close**
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date.  These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

## OWNERSHIP AND CAPITAL STRUCTURE

## The Offering

## 13. Describe the terms of the securities being offered.

| | |
|---|---|
| **Minimum Target** | **$25,020** USD |
| **Maximum Target** | **$96,768** USD |
| **Pre-money Valuation** | **$4,731,224** USD |
| **Equity Offered** | **0.53% - 2%** |
| **Securities Type** | **Common Stock** |
| **Regulation** | **Regulation CF** |
| **Closing Date** | **30 Apr 2026** |

### Share Price  $1.44

### Shares Offered
### 17,375 - 67,200

## 14. Do the securities offered have voting rights?
Yes

## 15. Are there any limitations on any voting or other rights identified above?
Yes (REFER TO SECTION 18 ON VOTING PROXY)

## 16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

## Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock: | 10,000,000 | 1,728,750 | YES | NO |
| Series Seed-1 Preferred Stock | 1,277,723 | 1,277,723 | YES | NO |

| Series Seed-2 Preferred Stock | 112,996 | 112,996 | YES | NO |
|---|---|---|---|---|
| Series Seed-3 Preferred Stock | 166,104 | 166,104 | YES | NO |

## 18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **Voting Proxy**

Each Purchaser shall designate the Chief Executive Officer of the Company (the "CEO") or their successor as the Purchaser's authorized proxy and attorney, with the authority to act independently and with full power of substitution. In accordance with this provision, and on behalf of the Purchaser, the appointed proxy shall (i) cast votes for all Securities, (ii) send and receive notices and communications, (iii) execute any necessary or appropriate instrument or document as deemed by the CEO under this provision, and (iv) undertake all actions deemed necessary or appropriate by the CEO for the fulfillment of the aforementioned tasks. The proxy and authority granted by the Purchaser under this Section are inseparable from an interest. This proxy and authority shall be deemed irrevocable. It shall persist even in the event of the Purchaser being an individual, enduring through their death, incompetency, and disability. If the Purchaser is an entity, it shall endure through the merger or reorganization of the Purchaser or any other entity holding the Securities. However, the Proxy shall cease upon the conclusion of a firm-commitment underwritten public offering in accordance with an effective registration statement under the Securities Act of 1933, covering the offer and sale of Common Stock, or the effectiveness of a registration statement under the Securities Exchange Act of 1934, covering the Common Stock.

b. **No anti-dilution rights**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

## 19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

## 20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

As a minority holder of Common Stock participating in this offering, you have delegated your voting rights by proxy to the CEO of the Company. Even in the event of regaining control over your voting rights, as a minority holder, your authority regarding corporate actions of the Company will be restricted. Such actions encompass additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

**21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

**Valuation of Our Common Stock**

**Executive Summary:**

E.S. Nutrition, Inc has recently undergone a funding round, and this valuation report aims to provide a comprehensive overview of the company's valuation based on the ownership structure and investment details.

**Ownership Structure:**

E.S. Nutrition boasts a well-diversified ownership structure, with equity distribution among various stakeholders. The founding members, Amir Bahari and Amin Bahari, are pivotal shareholders, collectively owning 22.64% and 22.1% of the company, respectively. Other significant stakeholders include Siddhi Capital Fund II, L.P., Creator Companies LLC, and Sputnik ATX Summer 2019, LLC. Siddhi Capital Fund II, L.P., holds the largest ownership stake at 16.88%.

**Previous Funding Rounds:**

The company's recent funding round garnered substantial investments from a mix of institutional and individual investors. Notable contributors include Siddhi Capital Fund II, L.P., Creator Companies LLC, and Sputnik ATX Summer 2019, LLC. The investments have been categorized into Series Seed-1, Series Seed-2, and Series Seed-3, with varying conversion prices and total amounts invested.

**Major Investors and Contributions:**

**Siddhi Capital Fund II, L.P.:**
- Investment: $1,215,017.35
- Conversion Price: $2.1914
- Ownership Stake: 16.88%

**Creator Companies LLC:**
- Investment: $799,999.06
- Conversion Price: $2.1914
- Ownership Stake: 11.11%

Other investors, including founders and individual backers, have also contributed to the total investment pool, culminating in a robust financial foundation for E.S. Nutrition.

**Valuation Analysis and Company Evaluation:**

The investments by Siddhi Capital Fund II, L.P. and Creator Companies LLC imply a **post-money valuation of approximately $7,200,000.**

**Total Debt:**

The total debt of the company, as of December 31, 2023, is calculated as follows:
- Credit Cards: $4,766
- Accounts Payable to vendors: $18,326
- Other Liabilities: $24,850
- Long-term Liabilities: $2,420,250

**Total Debt as of December 31, 2023:**
$4,766 + $18,326 + $24,850 + $2,420,250 = $2,468,192

**Net Valuation (Post-money Valuation - Total Debt):**
$7,200,000 - $2,468,192 = $4,731,808

**Company Evaluation:**
After subtracting the total debt from the post-money valuation, E.S. Nutrition's net valuation is **$4,731,808.** This figure represents the company's estimated net worth, taking into account its financial obligations.

**Per Share Common Stock Valuation:**

E.S. Nutrition's Net Valuation / Total Number of Shares Issued and Outstanding
$4,731,808 / 3,285,573 = **$1.44**

**Conclusion:**

After meticulously considering E.S. Nutrition's total debt, the net valuation stands at $4,731,808 following the recent funding round with a post-money valuation of **$7,200,000**. This figure encapsulates the company's assessed net worth, factoring in its financial commitments.

In terms of per-share common stock valuation, each share is estimated to be valued at **$1.44**. This valuation reflects the calculated net worth distributed among the total outstanding shares.

E.S. Nutrition's financial position, coupled with a per-share common stock valuation, underscores the company's potential for sustained growth and competitiveness in the health and nutrition market. It's crucial for the company to leverage this valuation effectively, ensuring strategic management of resources for future success.

*Note: This conclusion is based on the provided information and may be subject to adjustments depending on additional data or changes in the business environment.*

**Methods for how the securities may be valued by the issuer in the future**:

The selection of an appropriate valuation method in the future is pivotal, and often, a combination of these approaches is employed to paint a comprehensive picture of the issuer's securities' intrinsic worth. The following methods may be employed by the issuer in the future, and each of these methods contributes unique perspectives.

**Comparable Company Analysis (CCA):**

- Involves assessing the issuer's securities by comparing them to similar securities of publicly traded companies.
- Examines key financial metrics, multiples, and market trends to derive a valuation.

**Discounted Cash Flow (DCF) Analysis:**
- Evaluates the present value of the issuer's expected future cash flows, considering the time value of money.
- Requires forecasting future cash flows and determining an appropriate discount rate.

**Earnings Multiples:**
- Utilizes metrics such as price-to-earnings (P/E) ratio or earnings per share (EPS) to gauge the issuer's valuation relative to its earnings.
- Commonly employed for assessing the issuer's financial performance.

**Net Asset Value (NAV) Calculation:**
- Determines the issuer's value by subtracting liabilities from the total value of its assets.
- Particularly relevant for investment entities, real estate, and funds.

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

**23. What are the risks to purchasers associated with corporate actions:**

a. **Additional Issuances of Securities**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
   The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
   Although as Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
   Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

**24. Describe the material terms of any indebtedness of the issuer:**

**Convertible Notes**

The predecessor entities to the Company raised $560,000 in SAFEs between July 2018 and September 2020 (the "SAFEs"). In June 2021, the Company consummated its Series Seed financing, pursuant to which the SAFEs were converted into shares of Series Seed Preferred Stock, and the Company issued new shares of Series Seed Preferred Stock in exchange for a total of $2,189,630 in investments.

In October 2022, the Company raised approximately $467,000 in a convertible note financing (the "Note Financing"). Each participant in the Note Financing was issued a convertible promissory note in exchange for a new investment, and also exchanged its shares of Series Seed Preferred Stock for additional principal amounts on such convertible promissory note. The shares of Series Seed Preferred Stock held by non-participants converted into shares of Common Stock.

As of December 31, 2023, the Company's capitalization consists of 2,356,200 shares of Common Stock and outstanding convertible promissory notes with an aggregate principal amount of $2,189,630.90.

The issued additional convertible notes to Techstars ($120,000) and Jumpstart ($150,000) in 2023. The company did not issue any convertible notes in the year 2022. During 2021 and 2020, the Company issued a total of two convertible promissory notes for a total of $178,750. The notes carry 5% APRs and maturity dates in 2022-2023. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock

**Obligations**

Debt consisted of the following at December 31, 2024:

| | 2024 |
|---|---|
| Credit Cards | $139 |
| Accounts Payable to vendors | $18,326 |
| Other Liabilities | $0 |
| | |
| Long term Liabilities | $2,417,310 |
| Less: Current portion | - |
| Long term portion | $2,417,310 |

**SBA PPP Loan**

The Company did not receive SBA PPP Loan under the Paycheck Protection Program ("PPP"). The SBA loan payable is the EIDL grant received by the Company during the Coronavirus Aid for the current amount of $158,710.

EIDL loan intertest is 3.75% and maturity is May 2050

## 25. What other exempt offerings has the issuer conducted within the past three years?

| Date of the Offering | Exemption Relied Upon | Securities Offered | Amount Sold | Use of Proceeds | Status |
|---|---|---|---|---|---|
| 2024-05-13 | Regulation Crowdfunding | Common Stock | $27,144 | • Product Development and Innovation<br>• Working Capital and Inventory<br>• Operational Expenses | Finished |

## 26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

N/A

# FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?**

Yes. E.S Nutrition, Inc was incorporated in June 2021.

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."*

**IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED**

The financial statements are attached as Appendix D with this Offering statement. Let's analyze the key components and trends:

## Operations Overview

The fiscal year 2024 continued to be challenging, with the company recording net revenue of $39,461, representing a significant decrease of $272,708 from 2023's net revenue of $312,169. This decline reflects ongoing market headwinds, including reduced customer demand and persistent economic uncertainty. Despite these pressures, management has remained focused on stabilizing operations and implementing strategic initiatives to position the company for long-term growth.

**Cost Management**

The company reported a cost of goods sold (COGS) of $17,739 in 2024, down from $248,047 in 2023. While this reduction in COGS reflects the corresponding decline in revenues, the company maintained a gross profit margin of approximately 55%, underscoring management's efforts to align production and sourcing costs with lower revenue levels. Management remains committed to disciplined cost control while continuing to deliver quality products to its customers.

**Operating Expenses**

Total operating expenses amounted to $24,812 in 2024, a substantial decrease from $363,801 in 2023. The reduction was driven by lower general and administrative costs and a streamlined operating structure. Key expense categories included general and administrative ($12,481), operations ($10,299), and sales and marketing ($2,032). These figures highlight the company's disciplined approach to expense management while maintaining critical functions to support future growth.

**Net Operating Loss**

The company recorded a net operating loss of $3,090 in 2024, marking a significant improvement from the $299,679 loss in 2023. This narrowed operating loss demonstrates the effectiveness of management's cost reduction and efficiency initiatives, even in the context of sharply lower revenues.

**Other Income/(Expenses)**

Other income and expenses totaled -$284,721 in 2024, driven primarily by a loss on disposal of inventory (-$283,528), in addition to interest and tax-related expenses. This extraordinary charge materially impacted the year's results, offsetting much of the gains from reduced operating expenses. The company also recorded minor positive contributions from other income and interest income, totaling $755.

**Net Loss**

For 2024, the company recorded a net loss of $287,811, a slight improvement from the prior year's net loss of $300,743. While the company achieved substantial reductions in operating expenses, the extraordinary loss on disposal of inventory significantly weighed on financial performance. Excluding this one-time charge, the company would have achieved a near break-even operating result, demonstrating the underlying progress in strengthening financial discipline.

## Outlook and Strategic Initiatives

Looking forward, management remains committed to pursuing initiatives that will enhance financial performance and support sustainable growth. Strategic priorities include:

- Exploring opportunities to increase revenue through targeted marketing and new product development.
- Expanding into new geographic and customer markets to mitigate concentration risks.
- Continuing to optimize operational efficiency, with a focus on leveraging technology and process improvements.
- Proactively managing inventory and working capital to avoid extraordinary charges, such as those recorded in 2024.
- Evaluating potential partnerships and alliances to diversify revenue streams and enhance market reach.

Despite the setbacks in 2024, management is confident that the structural improvements in cost management and operational efficiency provide a solid foundation for future recovery and long-term shareholder value creation.

## Cash Flows Analysis

### Operating Activities

The cash flows from operating activities in 2024 resulted in a net cash outflow of $45,081, a significant improvement compared to the prior year's outflow of $516,577. The company reported a net loss of $288,028, which was partially offset by adjustments including significant changes in working capital. Key drivers included increases in inventory balances for finished goods and raw materials, offset by decreases in accounts payable, accrued interest, and payroll liabilities. The sharp increase in inventory reflects management's decision to build stock in anticipation of future sales, but it also weighed heavily on cash flows. While the reduction in operating cash outflows demonstrates progress in aligning operations with financial discipline, the negative cash flow highlights the ongoing need for strict management of working capital and inventory levels.

**Investing Activities**

Cash flows from investing activities were minimal, with a net inflow of $0.45, stemming from minor adjustments in machinery, equipment, and accumulated depreciation. The limited level of investment reflects management's cautious approach, prioritizing liquidity preservation over expansion. This strategy underscores the company's near-term focus on stabilizing operations while deferring significant capital expenditures until financial performance improves.

**Financing Activities**

The company reported net cash provided by financing activities of $21,911 in 2024, primarily attributable to additional funding sources and retained earnings adjustments. This inflow was notably lower than the prior year's $264,651, as the company limited reliance on external financing compared to 2023, when a substantial inflow came from convertible note issuances. While financing activities provided some relief to liquidity pressures, the lower inflow underscores management's strategy to reduce dependence on debt financing and maintain balance sheet discipline.

**Net Increase (Decrease) in Cash**

For 2024, the company experienced a net decrease in cash of $23,170, ending the year with a cash balance of $9,632, down from $32,802 at the beginning of the year. This reduction in available cash raises continued concerns about liquidity, as the company must manage ongoing operational needs, interest obligations, and strategic initiatives with limited cash reserves. Management recognizes the importance of improving operational cash generation and will prioritize liquidity management as a critical component of financial strategy going forward.

**Cash Paid During the Year**

During 2024, the company paid $7,899 in interest, reflecting its commitment to servicing financial obligations despite liquidity constraints. Taxes paid were minimal, at $287, consistent with the company's reported net losses and tax attributes carried forward.

The cash flow statement for fiscal year 2024 reflects both progress and ongoing challenges. While the company substantially reduced cash outflows from operating activities compared to 2023, the continued net decrease in cash and the significant build-up of inventory highlight areas requiring close attention. Moving forward, management is focused on:

- Enhancing operational efficiency to generate positive operating cash flows.

- Actively managing inventory levels to prevent liquidity strain.

- Exploring selective financing opportunities to bolster liquidity while minimizing dilution or additional leverage.

Although 2024 presented another year of net cash decrease, the improvements in operating cash management demonstrate progress toward financial stabilization. Management remains committed to ensuring adequate liquidity to support both short-term obligations and long-term strategic growth.

## Liquidity and Capital Resources

In evaluating the company's liquidity and capital resources for 2024, the balance sheet provides insight into its financial flexibility, obligations, and equity position. The ability to meet short-term liabilities, service long-term debt, and sustain operations remains critical to the company's financial health.

### Current Assets

As of December 31, 2024, current assets totaled $82,136, a significant decline from $385,522 in 2023. The composition included cash and cash equivalents of $9,632, accounts receivable of $12,595, and other current assets of $59,908. The sharp decrease in cash compared to the prior year ($32,802) raises concerns about near-term liquidity. Management will continue to focus on improving cash collections, optimizing working capital, and closely monitoring the utilization of other current assets to strengthen liquidity.

**Property and Equipment**

The company reported no net property and equipment in 2024, compared to $6,006 in 2023. This reduction reflects either full depreciation or disposal of fixed assets. While this lowers capital intensity, it also highlights the need for careful planning regarding future capital expenditures to support operational requirements.

**Current Liabilities**

Current liabilities stood at $18,463 in 2024, down considerably from $74,994 in 2023. Accounts payable made up the majority of these obligations at $18,326, with minor credit card balances and adjustments across accrued items. The reduction in short-term liabilities eases immediate liquidity pressures but also underscores the importance of maintaining strong vendor relationships and ensuring the company can meet obligations on time.

**Long-Term Liabilities**

Long-term liabilities increased slightly to $2,417,310 in 2024 from $2,621,281 in 2023. These consist primarily of an SBA loan payable of $158,711 and a convertible note balance of $2,258,599. As in prior years, these instruments include convertible features and SAFE arrangements that are expected to convert into equity upon future financing events. While these liabilities weigh heavily on the balance sheet, their ultimate settlement through equity conversion could significantly improve leverage ratios. Management's ability to secure an equity financing round will be critical in addressing this burden.

**Shareholders' Equity**

Shareholders' equity remained negative, totaling - $2,353,637 in 2024, compared to -$2,314,753 in 2023 (derived from the provided retained earnings and net loss data). This reflects cumulative retained earnings losses of - $3,122,719, compounded by the 2024 net loss of $288,028, partially offset by equity instruments such as preferred stock ($380,000), SAFE notes ($584,801), and APIC ($100,000). The continuing deficit in equity underscores the company's reliance on external financing and highlights the urgency of improving profitability to rebuild equity value.

The 2024 balance sheet reflects continued liquidity pressures, with a marked reduction in current assets and persistent negative equity. While current liabilities have declined, the company remains highly leveraged due to long-term obligations tied to SAFE and convertible instruments. Liquidity remains constrained, as evidenced by the cash balance of only $9,632 at year-end.

Management is prioritizing efforts to:

- Improve working capital efficiency and accelerate receivable collections.
- Explore equity financing opportunities to convert SAFE and note obligations into equity.
- Reassess capital expenditure requirements in the absence of property and equipment.
- Focus on restoring shareholder equity through disciplined cost control and revenue growth.

While challenges remain, successful execution of these initiatives could materially improve the company's liquidity profile and long-term financial stability.

## Conclusion

In conclusion, the company remains committed to strengthening its liquidity position, optimizing working capital management, and pursuing sustainable financing strategies to support long-term objectives. The continued deficit in retained earnings, combined with the net loss recorded in 2024, underscores the importance of achieving consistent profitability to ensure financial resilience.

The Company anticipates funding its operations and capital expenditure requirements through a combination of operating cash flows, proceeds from the current offering, and potential credit facilities. While additional funding avenues such as public or private equity offerings or debt financings may be considered, there is no assurance that such funding can be secured on favorable terms or within the required timeframe.

Unforeseen events or new business developments may arise, which could necessitate additional capital beyond current expectations. The Company acknowledges that any such developments would likely require external financing. Although we anticipate opportunities for revenue growth in the coming years, it is important for investors to recognize that historical results and cash flows may not necessarily reflect future performance.

In the current offering, the Company aims to raise a minimum of $25,020, which will help enhance liquidity and provide added flexibility in managing operations. While these funds would bolster the balance sheet, the Company does not consider their receipt, or that of other potential external funding, essential for the viability of the business within the next 12 months. Based on current plans, we believe that the combination of available cash and the proceeds from the offering will be sufficient to finance operations over the next 12 months.

## FINANCIAL INFORMATION

**29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**
Please refer to *Appendix D - Financial Statements and Review Report.*


**30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

**(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

**(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

> **(i) in connection with the purchase or sale of any security?**
> No

**(ii) involving the making of any false filing with the Commission?**

No

**(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

No

**(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

**(i) at the time of the filing of this offering statement bars the person from:**
**(A) association with an entity regulated by such commission, authority, agency or officer?**

No

**(B) engaging in the business of securities, insurance or banking?**

No

**(C) engaging in savings association or credit union activities?**

No

**(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

No

**(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

**(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**

No

**(ii) places limitations on the activities, functions or operations of such person?**

No

**(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**

No

**(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

**(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**

No

**(ii) Section 5 of the Securities Act?**

No

**(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

No

**(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

No

**(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

No

## OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:**
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

## ONGOING REPORTING

**32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:**

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://elitedonut.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e.   the issuer liquidates or dissolves its business in accordance with state law.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

*Amin Bahari*

_____

[Signature Code: GnX9Vx2FFL2nj-t43QtaSdVXxngBo423pJOuRE3PoC53eSZ_4JxxSlR1h4SzxBfZOG5HcAHm7C_qrl4Rx9utm3X74YR_9FMozWW4CmP_bnA]

Amin D. Bahari
CEO
E.S Nutrition, Inc.
Date: 28 Aug 2025

# Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

## Company

Elite Sweets HQ'ed in Austin Tx, is the makers of The Elite Donut- The original better for you donut. The Elite Donut is protein packed, low sugar, gluten free and keto friendly. Each donut is made individually packaged, pre-glazed and ready to eat for your convenience.

We launched our new shelf stable (1 year shelf life) Elite Donuts at the beginning of 2023 with a focus on shifting our business from an online business to a retail focused business. Since our launch we have onboarded UNFI, Mclane, Europa, and several of the biggest sports nutrition distributors in the country. We launched in retailers like **7-eleven, Amazon Go, Golds Gym and DoorDash** where we have seen extremely high velocities.

In addition we also got a nationwide PO for Vitamin Shoppe to add another 750+ stores that is launching in February 2024.

Over the past ~3 years we've proven there's a market for our donut selling $3M worth of donuts online and becoming the #1 selling donut on amazon. We reformulated (going from frozen to shelf stable) and are now focused on driving Elite Sweets at retail and the initial response has been incredible. 2024 is the inflection point for exponential growth, and with nationwide launches like Vitamin Shoppe, and  the introduction of the grocery channel, and other alternative channels, we are poised to get placement in over **5,000 retail doors in 2024, from 750 doors in 2023.**

We are raising a quick bridge round of $2 million to support these retail launches, purchase the inventory to fulfill this incoming demand, and invest in capex to drive efficiencies in cogs to improve our margins and work towards building a profitable business.

Elite Sweets raised a seed round previously at a $8m post money valuation. Investors include Siddhi Capital, Mondelez International. Constellation Capital, A16z, softbank, Patrick Schwarzenegger and more.

## Product / Service

Elite Sweets is the makers of The Elite Donut- The original better for you donut. The Elite Donut is a protein packed, low sugar, gluten free and keto friendly donut. Each donut is made individually packaged, pre-glazed and ready to eat for your convenience. The Elite Donut is available in 4 delicious flavors – birthday cake, chocolate, cinnamon, and maple.

Elite Sweets is creating healthier alternatives to traditional sweets starting with the "Donut," Similar to how halo top redefined the ice cream category, Elite Sweets is doing the same within donuts. Starting with The Elite Donut, Elite Sweets plans to expand its product line with different form factors of donuts, such as donut holes, mini donuts, and more.  At our core Elite Sweets is a functional snack brand with an emphasis on high protein, low sugar, and keto friendly snacks.

The Elite Donut is the Original Better for You shelf stable donut that's baked, never fried. Elite Sweets is focused on distribution in the nutrition category next to the protein cookies, bars, etc.  All products are individually packaged and made to be convenient for the busy, on the go consumer.

   

 |  |

THE ONLY KETO PROJECT VERIFIED DONUT | ONLY 1-2G SUGAR PER DONUT | 8G PROTEIN PER DONUT

## Market Opportunity

Elite Sweets is bringing innovation and filling the white space in the market and building its brand in the baked goods category of nutrition. Better-for-you is in every vertical but currently is unmet in donuts, there is healthier ice cream, cookies, and more and we are here to change that.

The market opportunity is huge with a total addressable market at $39B. This was found by looking at the better for you snacks market. The serviceable addressable market is $12.4B which was calculated by looking at the protein bar & ketogenic market. The serviceable obtainable market is $1.01B which was found by looking at the Simply Good Foods revenue, a parent company of Quest protein bars.

The market for better for you products is only increasing as millennials, Gen Z and even the newer generations are becoming shoppers. In 2019, the overall bar category saw a dip in retail sales by 8% because consumers had a shift in mentality towards health; specifically wanting (keto) low carb snacks. Also, snacks with protein claims showed the highest demands compared to other macronutrient callouts on packages.

## Consumer or Customer

Elite Sweets serves a growing demographic of health-conscious individuals. From your active athletes to someone who is looking for a grab and go functional snack, The Elite Donut is the perfect balance of taste and functional nutrition. Moms are increasingly interested in promoting health and wellness for their families and insist on buying only the safest and highest quality products available for their children, but also have to strike the balance of things that they love, like donuts.

Our early adopters tend to be those who want a little extra protein in their diet, and those with dietary restrictions like keto (low carb), diabetes (low sugar), or celiacs disease (gluten-free). The Elite Donut is a donut made to fit any lifestyle. Overall, our consumer is the conscious snacker and one who wants to indulge in their favorite sweets guilt free. The same consumers are looking for alternatives to traditional bars, and typically consumes Lenny & Larry's/Quest cookies, and legendary foods.

## Competitors

Elite Sweets competitors are any high protein, keto snacks. Most specifically protein bars, cookies, and other alternative baked goods. Elite Sweets is the original and first shelf stable donut that is individually packaged, pre-glazed and baked ready to eat. Similar products in the categories include Lenny & Larry's protein cookies which are known to be 2 servings, as opposed to our 1, and carry high sugar content, not really making it a healthier option. They are also plant based which is an acquired taste for those who are not vegan. While we don't cater to vegans yet, this is only a small portion of the population and not our mainstream appeal.

There are many "protein/keto cookie" companies including Quest, Lenny & Larry's and more. Alternatively, Legendary Foods has expanded their offering to include protein pop tarts, and cinnamon rolls, further expanding the baked sports nutrition category. As consumer behavior continues to shift more to baked goods alternatives, Elite Sweets is uniquely positioned to capitalize on this opportunity and establish itself as the first to market and leader within the space. Our unique differentiation in form factor as a shelf stable donut allows us to build brand along adjacent products and add market share in a crowded category.

## Channel to Market

Launched in 2019, Elite Sweets made its debut as a DTC brand sold exclusively online at elitedonut.com. Elite Sweets sold its first $1M+ before the pandemic hit. When the pandemic hit it made it difficult to achieve retail distribution as emerging brands were pushed to the side as retailers focused on stocking household essentials like toilet paper. This forced Elite Sweets to double down on the online first approach and launch on amazon the world's leading e-retailer. In just the first year, Elite Sweets quickly became the #1 selling donut on amazon and product market fit was achieved as over $3M dollars was sold online since 2019, while boasting a 4+ star review with thousands of reviews on amazon. This year in 2023, Elite Sweets pivoted from a frozen donut to a shelf stable donut and set its eyes on mainstream retail.

Elite sweets took a channeled approach to retail starting first with sports nutrition like gyms and nutrition shops. Capitalizing on Q1's emphasis on health and nutrition, Elite Sweets launched in all of the major sports nutrition distributors including Muscle Foods, Europa, and more. During the launch in Q1 2023, Elite Sweets also got a 10 store test from 7-eleven, the world's largest convenience retailer and in the first 3 months excelled as the #1 product in the sports nutrition category during the 10 store test near 7-eleven HQ in the Dallas metroplex area. These results led to Elite getting ~1,000 store test for an additional 3 months in the Midwest region of America putting up strong results leading them to be on the waitlist for the next product up for national distribution in over 10,000 stores during their nutrition category review.

Elite Sweets is doubling down in sports nutrition with a nationwide launch coming February 2024 with Vitamin Shoppe fueled by the success in other nutrition shops and gyms like Golds. Additionally, Elite Sweets continued to capitalize on convenience by growing with Doordash, who is their #1 wholesale customer in 2023. This account has grown from 8 DC's at the beginning of the year to over 65 DC's 6 months later.

## Suppliers

Elite Sweets takes an innovative approach partnering with a top of the line baked goods large scale co-manufacturer. The co-man is turn key and is certified gluten free, GMP, and NSF certified. We are proud to be sourcing all raw materials in the USA to avoid supply chain disruptions that occur overseas.

## Strategic Objectives

Our goal is to create better-for-you sweets. We are starting off with the donut but plan to hit all sweets, essentially, become the healthier version of Hostess. We aim to sell in all retailers and to be on every shelf. We are currently selling either in the protein bar aisles or the keto/better-for-you aisles, while the vision is to sell in the breakfast, the snack aisle, and even in the bakery. The vision expands to all retailers from Whole Foods, to 7/11, to Walmart and everything in between.

- **Increase brand awareness.** Elite Sweets boasts a social media following of nearly 100,000 followers across all platforms and a loyal following of repeat customers (repurchase rates on Amazon of 33%). Our biggest challenge has been building brand awareness and driving trial with a very small marketing budget. Capital partners will enable us to activate a comprehensive marketing strategy that will be focused on driving trial in retail. This will include demos, retail activations, merchandising, and in-store support.

- **Increase velocity in existing doors**. With funding, Elite Sweets will better support current retailers with geo-targeted digital ads to drive traffic, promotions, couponing, demos and sampling.

- **Grow Amazon sales** Increase Amazon advertising and keywords

- **Continue expansion into alternative channels.** Elite Sweets has the opportunity to build brand in food service, coffee shops, convenience stores, and club.

- **Strategically increase number of retail doors** Elite Sweets is utilizing brokers and unique specialty programs to achieve retail distribution. The plan would be to attend shows, build our broker network and utilize current retail data to expand door count.

## Financials and Expansion Plan

Elite Sweets launched online in 2019 at elitedonut.com and on amazon.com in 2021. In the first three years, revenue exceeded $3 million online. In 2023, Elite Sweets pivoted from being primarily an online business to entering the retail market, launching a shelf-stable donut and finishing the year in over 750 stores. In the first quarter of 2024, Elite Sweets is set to launch nationwide in Vitamin Shoppe and will be featured in more than 2,000 stores.

## Executive Team

Elite Sweets has a lean team led by twin brothers Amin & Amir Bahari. Both Amin & Amir wear all of the hats internally and together divide and conquer all roles. Both brothers attended the University of Texas at Austin and are first time entrepreneurs who are determined and full of grit and perseverance. Their combined work ethic has led Elite Sweets to date. They have utilized agencies and contractors to handle anything outside of their leadership role.

Our advisory team is composed of the three brothers from Super Coffee- Jordan, Jake, & Jimmy DeCicco who's expertise has helped Elite Sweets with fundraising and distribution. Additionally, on the advisory team is Nik Ingersoll, co-founder and CMO of Barnana, his expertise is utilized for branding, marketing, and business operations. Lastly, on the advisory board is Patrick Schwarzenegger, co-founder of Mosh. Patrick is an investor and advisor and his expertise is utilized for business operations and strategy.




**Amin Bahari**
CEO & Founder

**Amir Bahari**
COO & Founder







**Jimmy DeCicco**
Advisor

**Jordan DeCicco**
Advisor

**Jake DeCicco**
Advisor

**Nik Ingersoll**
Advisor

**Patrick Schwarzen**
Advisor



# Appendix B - RISK FACTORS

## RISK RELATED TO THE BUSINESS:

**Market Acceptance and Competition:** The success of Elite Sweets relies on consumer acceptance of its innovative product, The Elite Donut, in a market with established competitors. The company may face challenges in maintaining its position against existing or new entrants offering similar healthier snacks.

**Supply Chain and Manufacturing:** Elite Sweets is dependent on a large-scale co-manufacturer for its production. Any disruption in the supply chain, raw material shortages, or manufacturing issues could lead to product shortages, affecting sales and brand reputation.

**Regulatory Compliance:** The food industry is subject to strict regulations. Any changes in regulations related to labeling, health claims, or dietary guidelines could impact the production and marketing of Elite Sweets' products. Non-compliance could result in fines, product recalls, or damage to the brand's reputation.

**Health Trends and Dietary Preferences:** Consumer preferences and health trends are dynamic. A shift away from protein-focused, low-sugar, or keto diets could impact the demand for Elite Sweets' products. Adapting to changing consumer preferences and maintaining product relevance is crucial for sustained success.

**Retail Relationships:** The success of the retail strategy depends on maintaining positive relationships with retailers. Delays, disputes, or changes in agreements with major distributors or retailers could affect the company's ability to expand its presence in retail channels.

**Brand Awareness and Marketing:** Building brand awareness is a significant challenge, especially with a limited marketing budget. The success of retail activations, demos, and sampling relies on effectively reaching the target audience. Failure to generate sufficient brand awareness could hinder the company's growth.

**Economic Conditions:** Economic downturns or disruptions, such as the impact of global events or recessions, may affect consumer spending habits. Elite Sweets may face challenges in maintaining sales and growth during periods of economic uncertainty.

**Product Shelf Life and Quality:** The shelf-stable nature of Elite Sweets' products is a key feature, but ensuring the quality and taste consistency over a one-year shelf life is crucial. Negative consumer experiences due to issues like taste variation or product quality may harm the brand's reputation.

**Financial Performance and Profitability:** Elite Sweets is in a growth phase, and achieving profitability is a key objective. Failure to manage expenses, increase gross margins, or secure additional funding could impact the company's financial health and long-term sustainability.

**Execution Risks:** The company's success depends on effective execution of its strategic plan. Any missteps in product launches, retail expansions, or operational efficiency could hinder growth and negatively impact financial performance.

**Capital Funding and Liquidity:** If Elite Sweets raises funds through regulation crowdfunding or other fundraising avenues, there may be risks associated with managing the additional capital. The company must allocate funds effectively to support retail launches, inventory purchase, and operational improvements. Any mismanagement of funds or unexpected financial challenges could impact liquidity and hinder the company's ability to meet its financial obligations.

**Dependency on Key Personnel:** The leadership team at Elite Sweets, particularly the twin brothers Amin & Amir Bahari, plays a critical role in the company's success. The departure or inability to retain key personnel could have a negative impact on the company's operations, strategy execution, and overall stability.

**Consumer Education and Perception:** Educating consumers about the benefits of a healthier alternative like The Elite Donut is crucial. If consumers do not understand or perceive the value proposition of the product accurately, it may impact sales and brand loyalty. Negative perceptions, whether related to taste, health claims, or other factors, could hinder adoption.

**Pandemic and External Shocks:** External factors such as global pandemics, natural disasters, or economic crises can disrupt supply chains, affect consumer behavior, and impact overall business operations. Elite Sweets needs to have robust contingency plans to address unexpected external shocks that may impact its business continuity.

**Intellectual Property and Imitation:** Protecting the intellectual property associated with The Elite Donut is essential. There's a risk of competitors imitating the product or making similar health claims, potentially leading to legal disputes or loss of market share.

**Expansion into New Channels:** As Elite Sweets aims to expand into alternative channels like food service, coffee shops, convenience stores, and clubs, there are risks associated with adapting to the unique requirements and demands of each channel. Failure to effectively navigate these channels could impact distribution and sales.

**Consumer Health Trends:** The company's success is closely tied to consumer trends related to health and wellness. Shifts in these trends, including emerging diets or nutritional preferences, could impact the demand for Elite Sweets' products, requiring constant adaptation to market dynamics.

**Product Recalls and Quality Assurance:** Any issues with product quality, contamination, or safety concerns could lead to product recalls, damaging the brand reputation and eroding consumer trust. Implementing and maintaining stringent quality control measures is crucial to mitigate this risk.

**Data Security and Cyber Threats:** Given the increasing reliance on technology and online platforms, Elite Sweets needs to safeguard customer data and protect against cyber threats. A data breach or cyberattack could result in financial losses, reputational damage, and legal implications.

**Global Economic Factors:** If Elite Sweets plans to expand globally, it needs to consider the impact of different economic conditions, regulatory environments, and consumer behaviors in international markets. Currency fluctuations, trade policies, and geopolitical events may pose additional challenges.

**Significant Decline in Cash Reserves:** The company experienced a substantial decline in cash and cash equivalents from $278,754 in 2022 to $32,802 in 2023. This decrease poses a risk, as it may limit the company's ability to cover immediate operating expenses, debt obligations, and capital investments.

**Accounts Receivable and Working Capital Adjustments:** The notable increase in accounts receivable to $12,643 in 2023, combined with an increase in accounts payable and a decrease in accrued expenses, suggests potential challenges in managing working capital effectively. Delays in collecting receivables or adjusting payment terms with suppliers may impact short-term liquidity.

**Inventory Investment:** The substantial rise in inventory to $282,560 in 2023 indicates a significant investment in stock. If the products do not sell as anticipated, the company may face liquidity challenges, as funds are tied up in unsold inventory.

**Reliance on Convertible Notes and External Financing:** Long-term liabilities, primarily composed of convertible notes totaling $2,189,630.90, highlight the company's reliance on external financing. Any challenges in securing additional financing or adverse terms in convertible note agreements could impact liquidity.

**Debt Composition and Repayment Risks:** The composition of debt, including credit cards, accounts payable to vendors, and other liabilities, contributes to the company's obligations. Challenges in repaying these debts on time may lead to increased interest costs and strain liquidity.

**Unforeseen Events and Contingencies:** External factors such as natural disasters, global events, or unforeseen contingencies may disrupt operations and impact liquidity. Adequate contingency planning is crucial to mitigate these risks.

## RISKS RELATING TO THE OFFERING AND OUR SHARES:

**Regulatory Compliance Risks:** This Regulation Crowdfunding offering is governed by specific SEC regulations. Failure to comply with these regulations could lead to penalties, fines, or impediments in the offering process, potentially affecting Elite Sweets' ability to raise capital.

**Market Conditions:** The success of our offering is highly dependent on current market conditions and investor interest. Fluctuations in the economic climate or adverse market trends could negatively impact the outcome of this offering.

**Liquidity Concerns:** Shares acquired in Regulation Crowdfunding offerings typically suffer from limited liquidity. Investors may find it difficult to sell their shares as there may not be a frequent or stable secondary market.

**Valuation Uncertainty:** The valuation of shares in Elite Sweets is subject to subjective assessments and may not reflect the actual market value. Investors should be wary of valuation risks and consider them when making investment decisions.

**Business Model and Market Risks:** Elite Sweets operates in the highly competitive food and beverage industry. Risks related to our specific business model, market trends, and competitive pressures could adversely affect our operational success and, by extension, the value of our shares.

**Absence of a Public Market:** Currently, there is no public market for shares of Elite Sweets, and there is no guarantee that one will develop in the foreseeable future. This absence could significantly restrict the ability of investors to resell their shares.

**Challenges in Company Valuation:** Estimating the worth of Elite Sweets involves projections and assumptions which may not always be accurate. The dynamic nature of financial and market conditions can lead to significant discrepancies between projected and actual valuations.

**Limited Disclosure:** As per Regulation Crowdfunding rules, Elite Sweets discloses less information than publicly traded companies. This reduced transparency might hinder an investor's ability to fully evaluate the company's potential and risks.

**Risk of Dilution:** If Elite Sweets raises additional capital in the future through more crowdfunding or other financing options, there could be a substantial dilution of equity for existing shareholders, potentially diminishing the value of their shares.

**Limited Shareholder Rights:** Shareholders in this crowdfunding round may experience limited rights and reduced influence over governance compared to traditional equity holders, which can limit their ability to affect corporate decisions.

**No Guaranteed Returns:** Investment in Elite Sweets is speculative and does not assure any form of return. Investors should be prepared for the possibility of losing their entire investment.

## Appendix C - SHARE SUBSCRIPTION AGREEMENT

## SHARE SUBSCRIPTION AGREEMENT

### *of*

### E.S. NUTRITION, INC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among E.S. Nutrition, Inc, a company organized and existing under the laws of the

State of Delaware ("E.S. Nutrition, Inc" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, E.S. Nutrition, Inc has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Common Stock of E.S. Nutrition, Inc (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

**1. Sale and Subscribe of Shares.**

1.1 Issue of Shares. Subject to the terms and conditions hereof, E.S. Nutrition, Inc hereby issues to the Subscriber, and the Subscriber hereby subscribes from E.S. Nutrition, Inc **[Shares Subscripted] Shares**, at a Per Share Price equal to **$1.44** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to E.S. Nutrition, Inc as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge E.S. Nutrition, Inc a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of E.S. Nutrition, Inc and such decision is based upon a review of the Form C which has been filed by E.S. Nutrition, Inc with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from E.S. Nutrition, Inc in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about E.S. Nutrition, Inc;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in E.S. Nutrition, Inc;

d. E.S. Nutrition, Inc is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless E.S. Nutrition, Inc from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless E.S. Nutrition, Inc and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to E.S. Nutrition, Inc in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to E.S. Nutrition, Inc in connection therewith;

f. the Subscriber acknowledges that E.S. Nutrition, Inc has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and  E.S. Nutrition, Inc shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and E.S. Nutrition, Inc is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with E.S. Nutrition, Inc (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in E.S. Nutrition, Inc is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Elite Sweets is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and E.S. Nutrition, Inc and depends on the advice of its legal and financial advisors and agrees that E.S. Nutrition, Inc will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Elite Sweets ; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by E.S. Nutrition, Inc. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by E.S. Nutrition, Inc and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed

under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes E.S. Nutrition, Inc to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2026, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Delaware, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that E.S. Nutrition, Inc shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


## Subscriber Signature:

_____
[Signature Code: ]
**Name:** [Subscriber Legal Name]
**Email:** [Subscriber Email]
**Date:** [Date of Signing]


## Issuer Signature:

*Amin Bahari*

_____
**Name:** Amin Bahari
**Title:** CEO
**E.S. Nutrition, Inc**

# Appendix D - FINANCIAL STATEMENTS

## MANAGEMENT CERTIFICATION
## OF
## THE FINANCIAL STATEMENTS

I, Amin Bahari, the Amin Bahari of E.S. Nutrition, Inc, certify that:

(1) the financial statements of E.S. Nutrition, Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of E.S. Nutrition, Inc included in this Form reflects accurately the information reported on the tax return for E.S. Nutrition, Inc filed for the fiscal year ended 2024 and 2023.

Items reported on the federal income tax return of E.S. Nutrition, Inc

|  | Fiscal Year Ended 2024 | Fiscal Year Ended 2023[1] |
|---|---|---|
| Total Income | -$287,811.21 | -$300,743 |
| Taxable Income | -$287,811.21 | -$300,743 |
| Total Tax | 0 | 0 |

*Amin Bahari*

---
[Signature Code: GnX9Vx2FFL2nj-t43QtaSdVXxngBo423pJOuRE3PoC53eSZ_4JxxSlR1h4SzxBfZOG5HcAHm7C_qrl4Rx9utm3X74YR_9FMozWW4CmP_bnA]

Amin Bahari

CEO, E.S. Nutrition, Inc

28 Aug 2025

**E.S. NUTRITION, INC.**
**Statement of Income**
**As of DECEMBER 31, 2024 (unaudited)**

|  | **2024** |
|---|---|
| **REVENUE** | $39,461.37 |
| **Less: Returns and Allowances** | $0.00 |
| **Net Revenue** | **$39,461.37** |
|  |  |
| **COST OF GOODS SOLD** | $17,739.42 |
|  |  |
| **GROSS PROFIT** | **$21,721.95** |
|  |  |
| **OPERATING EXPENSES** |  |
| Amortization and depreciation | -$216.92 |
| General and administrative | $12,480.78 |
| Operations | $10,299.31 |
| Sales and marketing | $2,032.24 |
| Research & Development | $0.00 |
|  |  |
| **TOTAL OPERATING EXPENSES** | **$24,812.33** |
|  |  |
| **NET OPERATING LOSS** | **-$3,090.38** |
|  |  |
| **OTHER INCOME/(EXPENSES)** |  |
|  |  |
| Interest | -$124.93 |
| Taxes & Compliance | -$1,121.46 |
| Other Expenses | -$701.49 |
| Loss on Disposal of Inventory | -$283,528.06 |
|  |  |
| Other Income | $751.60 |
| Interest Income | $3.51 |
|  |  |
| **TOTAL OTHER INCOME/(EXPENSES)** | **-$284,720.83** |
|  |  |
| **Net Loss** | **-$287,811.21** |

**E.S. NUTRITION, INC.**
**BALANCE SHEET**
**As of DECEMBER 31, 2024 (unaudited)**

**Assets**

| CURRENT ASSETS | 2024 |
|---|---|
| Cash and cash equivalents | $9,632.43 |
| Accounts receivable, net | $12,595.20 |
| Inventory | $0.00 |
| Other Current Assets | $59,908.29 |
| **TOTAL CURRENT ASSETS** | **$82,135.92** |

| PROPERTY AND EQUIPMENT | |
|---|---|
| Property and equipment, net | $0.00 |

| OTHER ASSETS | |
|---|---|
| Other intangible assets | $0.00 |
| Deposits | $0.00 |
| **TOTAL OTHER ASSETS** | **$0.00** |
| **TOTAL ASSETS** | **$82,135.92** |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| CURRENT LIABILITIES | |
|---|---|
| Accounts payable | $18,325.61 |
| Notes payable - current portion | $0.00 |
| Credit Cards | $138.63 |
| Payroll Liabilities | $0.00 |
| Sales Tax Payable | -$1.00 |
| Gift Card Liability | $0.00 |
| Accrued expenses | $0.00 |
| **TOTAL CURRENT LIABILITIES** | **$18,463.24** |

| LONG-TERM LIABILITIES | |
|---|---|
| SBA loan payable | $158,710.70 |
| Convertible note | $2,258,599.02 |
| **TOTAL LONG-TERM LIABILITIES** | **$2,417,309.72** |
| **TOTAL LIABILITIES** | **$2,435,772.96** |

| SHAREHOLDERS' EQUITY | |
|---|---|
| Safe Note | $584,801.40 |
| Common Stock | $100.00 |
| Preferred Stock | $380,000.00 |
| APIC | $100,000.00 |
| Dividends Paid | -$7,791.00 |
| Retained Earnings | -$3,122,719.31 |
| Net Income/Loss | -$288,028.13 |
| TOTAL SHAREHOLDERS' EQUITY | **-$2,353,637.04** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$82,135.92** |

**E.S. NUTRITION, INC.**

**STATEMENT OF CASH FLOWS**

**As of  DECEMBER 31, 2024 (unaudited)**

| Full name | 2024 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -288,028.13 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 12100 Accounts Receivable | 48 |
| 13110 Inventory:Finished Goods | 63,446.11 |
| 13120 Inventory:Raw Materials | 217,334.84 |
| 13130 Inventory:Packaging | 1,779.20 |
| 13400 Shopify Holding Clearing | 204.97 |
| 13900 Loans Receivable | -10,387.34 |
| 21200 Chase Credit Card 3254 | -4,563.86 |
| 21216 AMEX Credit Card (61001) | |
| 21230 Bank of America Credit Card 1366:Bank of America Credit Card 1366 | -63.98 |
| 21300 Accrued Expenses | -67.16 |
| 21301 Accrued Interest | -7,899.07 |
| 21500 Payroll Liabilities | -10,800.50 |
| 21600 Sales Tax Payable | -286.65 |
| 21900 Gift Card Liability | -5,797.19 |
| 23110 Out Of Scope Agency Payable | |
| 23120 Texas State Comptroller Payable | |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations** | **$242,947.37** |
| **Net cash provided by operating activities** | **-$45,080.76** |
| INVESTING ACTIVITIES | |
| 14100 Machinery & Equipment | -216.47 |
| 14900 Accumulated Depreciation | 216.92 |
| **Net cash provided by investing activities** | **$0.45** |
| FINANCING ACTIVITIES | |
| 23200 SBA Loan Payable | -2,939.80 |
| 39000 Retained Earnings | 24,850.57 |
| **Net cash provided by financing activities** | **$21,910.77** |
| **NET CASH INCREASE FOR PERIOD** | **-$23,169.54** |
| **Cash at beginning of period** | **$32,801.97** |
| **CASH AT END OF PERIOD** | **$9,632.43** |

# E.S. NUTRITION, INC.
## Statement of Stockholders' Equity
### For the Year Ending December 31, 2024 (unaudited)

| | Preferred Stock | Preferred Stock | Common Stock | | Additional Paid-in Capital | Additional Paid-in Capital - SAFE obligations | Additional Paid-in Capital - stock options | Retained Earnings (Accumulated Deficit) | |
|---|---|---|---|---|---|---|---|---|---|
| | Seed Series Preferred | Amount | Seed Series Common | Amount | | | | | Total |
| BEGINNING BALANCE, JANUARY 1, 2024 | - | | $0 | 2,356,200 | $333 | $1,028,486 | $0 | $0 | -$2,004,338 | -$975,519 |
| Issuance of SAFE obligations | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | $0 |
| Conversion to common stock | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Vesting of stock options | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Net loss | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ENDING BALANCE, DECEMBER 31, 2022 | - | | $0 | 0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Issuance of SAFE obligations | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | $0 |
| Issuance of common stock | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | $0 |
| Vesting of stock options | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | $0 |
| Net loss | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | $0 | $0 |
| ENDING BALANCE, DECEMBER 31, 2024 | - | | $0 | 2,356,200 | $333 | $1,028,486 | $0 | $0 | -$2,004,338 | -$975,519 |

**E.S. NUTRITION, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024**

**Summary of Significant Accounting Policies**

**The Company**

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

E.S. NUTRITION, INC. was incorporated in the State of Delaware on June 11,2021

E.S. NUTRITION, Inc., a Delaware corporation (the "Company"), began as E.S. Nutrition, LLC, a Texas limited liability company, which converted into E.S. Nutrition, Inc., a Texas corporation, in July 2018. In June 2021, such Texas corporation merged with and into the Company.

The Company specializes in an manufacturing protein-packed, gluten-free & keto-friendly Better-For-You donuts available online in Shopify, Amazon, and at sports nutrition and retail locations like 7-eleven, GNC, Gold's Gym. They have a proprietary blend of ingredients to manufacture the shelf-stable donuts.

In 2022, the company invested in manufacturing shelf-stable donuts to moved away from their frozen donuts line. The company also moved it's manufacturing facility from Colorado to Atlanta during this time.

**Fiscal Year**

The Company operates on a December 31st year-end.

**Principles of Consolidation and Basis of Accounting**

The consolidated financial statements include the accounts of E.S. NUTRITION, INC. (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

**Use of Estimates**

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2024 the Company held cash equivalents for the amount of $9632.43..

**Accounts Receivable**

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis for wholesale. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. As of December 31, 2024 the Company does not have an allowance for doubtful accounts reserve.

**Manufacturing and Research Costs**

In accordance with ASC 330-10, Inventory, and ASC 730-10, Research and Development, the Company recognizes and reports the costs associated with the production and development of its donut product lines. Manufacturing costs, including direct labor, direct materials, and an appropriate portion of overhead, are capitalized as part of inventory and then expensed as cost of goods sold when the products are sold. This method ensures that costs are matched with the related revenues in the period in which those revenues are recognized.

The Company also engages in research and development activities for the creation of new donut flavors and production processes. Consistent with GAAP, costs incurred during the research phase are expensed as incurred. This includes costs related to the discovery of new recipes, testing of new ingredients, and experimental batch production. Once a product or process has passed the research phase and enters into the development phase, the Company evaluates these costs for capitalization under ASC 730-10. If criteria for capitalization are met, these costs are then carried forward as assets and amortized over their estimated useful lives.

In late 2022, the company invested in manufacturing shelf-stable donuts to moved away from their frozen donuts line. The company also moved it's manufacturing facility from Colorado to Atlanta during this time.

**Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to seven years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

**Income Taxes**

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the
financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware.

**Fair Value of Financial Instruments**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1     - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2     - Include other inputs that are directly or indirectly observable in the marketplace
Level 3     - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market  assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

**Concentrations of Credit Risk**

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

**Revenue Recognition**

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606,Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling donuts to consumers via online platforms like Shopify, Amazon and other fitness-centric locations. The Company's payments are generally collected upfront for set up fees and with periodic subscriptions based on contracts. For year ending December 31, 2024  the Company recognized $39,461 in revenue, respectively.

**Stock Compensation Expense**

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards forall share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment  transactions with non-employees is based on the fair grant date FV of equity instruments.

**Advertising Expenses**

The Company expenses advertising costs as they are incurred.

**Organizational Costs**

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**Sales Tax**

During our review of E.S Nutrition's financial statements for the year ended December 31, 2024, we noted that the company has not collected nor remitted sales tax on certain transactions that are subject to sales tax according to State laws and regulations. Sales tax is generally required to be collected from customers at the point of sale and subsequently remitted to the relevant tax authorities within specified timeframes.

**Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

**Inventory**

At December 31, 2023, the Company carried opening inventory. In May 2024, the Company ceased sales operations and, as a result, disposed of all remaining inventory. accompanying Income Statement for the year ended December 31, 2024.

The disposal resulted in an expense of $283,528, which is included in "Other Expenses" in the Income Statement

**Property and Equipment**

Property and equipment consisted of the following at December 31, 2024:

|  | **2024** |
| --- | --- |
| Property and equipment at cost: |  |
| Machinery & Equipment | $18,504 |
| Less: Accumulated depreciation | -18,504 |
| Total | **$0** |

**Obligations**

Debt consisted of the following at December 31, 2024:

|  | **2024** |
| --- | --- |
| Credit Cards | $139 |
| Accounts Payable to vendors | $18,326 |
| Other Liabilities | $0 |
|  |  |
| Long term Liabilities | $2,417,310 |
| Less: Current portion | - |
| Long term portion | $2,417,310 |

**SBA PPP Loan**

The Company did not receive SBA PPP Loan under the Paycheck Protection Program ("PPP"). The SBA loan payable is the EIDL grant received by the Company during the Coronavirus Aid for the current amount of $158,710.

**Warrants**

The company did not issue any Warrants in 2024.

**Equity**

**Common Stock**

Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share.

**Equity Incentive**

The company did not have any Equity incentive plan for 2024.

**Going Concern**

Since inception, the Company has relied on funds from SAFE obligations, convertible notes and common stock issued to fund its operations. As of December 31, 2024, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2024, the Company is still mostly in the developmental process, with limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

**Subsequent Events**

**Crowdfunding Offering**

The Company is offering Common Stock through Regulation Crowdfunding. The Company aims to raise a minimum of $50,040 and up to a maximum of $96,768. The Company must receive commitments from investors totaling at least the minimum amount by the offering deadline, as listed in the amended Form C, in order to receive any funds.

**E.S. NUTRITION, INC.**

(a Delaware Corporation)

**CONSOLIDATED FINANCIAL STATEMENTS**

For the year ended December 31, 2022 and 2023

With Accountant's Review Report

## TABLE OF CONTENTS



**Arbo CPAs & Advisors**
Email: support@Arbo.CPA

## Independent Accountant's Report

To the Board of Directors

E.S Nutrition, Inc.

Austin, Texas

We have reviewed the accompanying consolidated financial statements of E.S Nutrition, Inc., which comprise the consolidated balance sheets as of December 31, 2022, and 2023, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Consolidated Financial Statements*
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

*Accountant's Conclusion*
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Going Concern*
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Saurav Bhandari*


Saurav Bhandari, CPA
Atlanta, Georgia
January 26, 2024

**E.S Nutrition, INC.**
**Consolidated Balance Sheets**
**December 31, 2022 and 2023**
**(unaudited)**

**ASSETS**

| CURRENT ASSETS | 2023 | 2022 |
|---|---|---|
| Cash and cash equivalents | $ 32,802 | $ 278,754 |
| Accounts receivable, net | 12,643 | (670) |
| Inventory | 282,560 | 125,369 |
| Other Current Assets | 57,517 | 62,036 |
| TOTAL CURRENT ASSETS | **385,522** | **465,489** |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment, net | 6,006 | 11,980 |
| **OTHER ASSETS** | | |
| Other Fixed Assets | - | - |
| Deposits | - | - |
| **TOTAL ASSETS** | **$ 391,528** | **$ 477,469** |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| CURRENT LIABILITIES | | |
|---|---|---|
| Accounts payable | $ 45,378 | $ 30,386 |
| Other current liabilities | 21,650 | 45,114 |
| Accrued Expenses | 7,966 | 1,006,940 |
| TOTAL CURRENT LIABILITIES | **74,994** | **1,082,440** |
| **LONG-TERM LIABILITIES** | | |
| Loans | $ 161,651 | $ 167,000 |
| Convertible notes payable | 2,459,631 | 2,189,630 |
| TOTAL LONG-TERM LIABILITIES | 2,621,281 | 2,356,630 |
| **TOTAL LIABILITIES** | **2,696,276** | **3,439,070** |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock | $ 333 | $ 333 |
| Preferred Stock | - | - |
| Retained Earnings | (2,004,338) | (1,703,595) |
| Net Income/Loss | (300,743) | (1,258,340) |
| TOTAL SHAREHOLDERS' EQUITY | (2,304,748) | (2,961,602) |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 391,528** | **$ 477,468** |

*The accompanying notes are an integral part of these financial statements.*

**E.S Nutrition, INC.**
**Consolidated Statements of Income**
**December 31, 2022 and 2023**
**(unaudited)**

|  | 2023 | 2022 |
|---|---|---|
| **REVENUE** | $ 324,302 | $ 1,042,213 |
| Less: Returns and Allowances | (12,132) | (135,527) |
| **Net Revenue** | **$ 312,169** | **$ 906,687** |
|  |  |  |
| **COST OF GOODS SOLD** | 248,047 | 689,526 |
| **GROSS PROFIT** | **64,122** | **217,161** |
|  |  |  |
| **OPERATING EXPENSES** |  |  |
| Amortization and depreciation | 3,137 | 3,372 |
| General and administrative | 104,626 | 268,455 |
| Operations | 167,055 | 548,790 |
| Research & Development | 117 | 164,360 |
| Sales and marketing | 88,865 | 461,508 |
| **TOTAL OPERATING EXPENSES** | **363,801** | **1,446,485** |
|  |  |  |
| **NET OPERATING LOSS** | **(299,679)** | **(1,229,324)** |
|  |  |  |
| **OTHER INCOME/(EXPENSES)** |  |  |
| Other income | 1,473 | 14,699 |
| Interest expense | (1,562) | (5,664) |
| Forgiveness of SBA PPP loan | - | - |
| Other income/(expenses) | (975) | (38,052) |
|  |  |  |
| **TOTAL OTHER INCOME/(EXPENSES)** | **(1,064)** | **(29,016)** |
|  |  |  |
| **NET LOSS** | **$ (300,743)** | **$ (1,258,340)** |

*The accompanying notes are an integral part of these financial statements.*


**E.S Nutrition, INC.**
**Consolidated Statements of Equity**
**December 31, 2022 and 2023**
**(unaudited)**


| | Seed Series Preferred (shares) | Seed Series Preferred (shares) | Seed Series Common (shares) | Seed Series Common (value) | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| **Beginning Balance, January 1, 2022** | 1,602,456 | $ 160 | 1,728,750 | $ 173 | $ 1,028,486 | $ (445,256) | $ 583,563 |
| Issuance of SAFE obligations | - | - | - | - | - | - | - |
| Issuance of common stock | (1,602,456) | (160) | 627,450 | 160 | - | - | - |
| Vesting of stock options | - | - | - | - | - | - | - |
| Net Income (Loss) | - | - | - | - | - | (1,258,340) | (1,258,340) |
| **Ending Balance, December 31, 2022** | - | $ - | 2,356,200 | $ 333 | $ 1,028,486 | $ (1,703,595) | $ (674,776) |
| Issuance of SAFE obligations | - | - | - | - | - | - | - |
| Issuance of common stocks | - | - | - | - | - | - | - |
| Vesting of Stock Options | - | - | - | - | - | - | - |
| Net Loss | - | - | - | - | - | (300,743) | (300,743) |
| **Ending Balance, December 31, 2023** | - | $ - | 2,356,200 | $ 333 | $ 1,028,486 | $ (2,004,338) | $ (975,519) |

*The accompanying notes are an integral part of these financial statements.*

**E.S Nutrition, INC.**
**Consolidated Statements of Cash Flows**
**December 31, 2022 and 2023**
**(unaudited)**

| CASH FLOWS FROM OPERATING ACTIVITIES | 2023 | 2022 |
|---|---|---|
| Net loss | $ (300,743) | $ (1,258,340) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Amortization and depreciation expense | 3,137 | 3,372 |
| **(Increase) decrease in assets:** | | |
| Accounts receivable | (13,313) | - |
| Other assets | (197,186) | 231,585 |
| **Increase (decrease) in liabilities:** | | |
| Accounts payable | 14,992 | - |
| Accrued interest | (23,465) | (5,597) |
| Accrued expenses | - | 1,004,085 |
| **CASH USED FOR OPERATING ACTIVITIES** | **(516,577)** | **(6,661)** |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash used for fixed assets | 5,974 | 44 |
| | | |
| **CASH USED FOR INVESTING ACTIVITIES** | **5,974** | **44** |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of convertible notes | 270,001 | (463,853) |
| Issuance of SBA PPP loan | (5,350) | 119,000 |
| Issuance of SAFE obligations | - | (160) |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | **264,651** | **(345,013)** |
| | | |
| **NET INCREASE (DECREASE) IN CASH** | (245,951) | (351,631) |
| **CASH AT BEGINNING OF YEAR** | 278,754 | 630,384 |
| | | |
| **CASH AT END OF YEAR** | **$ 32,802** | **$ 278,754** |
| **CASH PAID DURING THE YEAR FOR:** | | |
| **INTEREST** | $ (1,562) | $ (5,664) |
| **INCOME TAXES** | - | - |

*The accompanying notes are an integral part of these financial statements.*

## 1. Summary of Significant Accounting Policies

### The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

E.S. NUTRITION, INC. was incorporated in the State of Delaware on June 11,2021

E.S. Nutrition, Inc., a Delaware corporation (the "Company"), began as E.S. Nutrition, LLC, a Texas limited liability company, which converted into E.S. Nutrition, Inc., a Texas corporation, in July 2018. In June 2021, such Texas corporation merged with and into the Company.

The Company specializes in an manufacturing protein-packed, gluten-free & keto-friendly Better-For-You donuts available online in Shopify, Amazon, and at sports nutrition and retail locations like 7-eleven, GNC, Gold's Gym. They have a proprietary blend of ingredients to manufacture the shelf-stable donuts.

In 2022, the company invested in manufacturing shelf-stable donuts to moved away from their frozen donuts line. The company also moved it's manufacturing facility from Colorado to Atlanta during this time.

### Fiscal Year

The Company operates on a December 31st year-end.

### Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of E.S. NUTRITION, INC. (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

### Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, and 2023, the Company held cash equivalents for the amount of $32,801..

### Risks and Uncertainties

*The accompanying notes are an integral part of these financial statements.*

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 impacted various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company has taken appropriate actions to mitigate the negative impact in the preceding years.

**Accounts Receivable**

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis for wholesale. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. As of December 31, 2023, and 2022, the Company does not have an allowance for doubtful accounts reserve.

**Manufacturing and Research Costs**

In accordance with ASC 330-10, Inventory, and ASC 730-10, Research and Development, the Company recognizes and reports the costs associated with the production and development of its donut product lines. Manufacturing costs, including direct labor, direct materials, and an appropriate portion of overhead, are capitalized as part of inventory and then expensed as cost of goods sold when the products are sold. This method ensures that costs are matched with the related revenues in the period in which those revenues are recognized.

The Company also engages in research and development activities for the creation of new donut flavors and production processes. Consistent with GAAP, costs incurred during the research phase are expensed as incurred. This includes costs related to the discovery of new recipes, testing of new ingredients, and experimental batch production. Once a product or process has passed the research phase and enters into the development phase, the Company evaluates these costs for capitalization under ASC 730-10. If criteria for capitalization are met, these costs are then carried forward as assets and amortized over their estimated useful lives.

For the year ending December 31, 2023, the Company has recorded expenses related to research activities and capitalized certain development costs after the technological feasibility of the new donut products was established. These capitalized costs are being amortized on a straight-line basis over the expected period of benefit, as reflected in the financial statements.

Further, the Company regularly reviews the carrying value of its capitalized development costs and inventory for impairment, in line with ASC 360-10, Property, Plant, and Equipment. This review is based on expected future cash flows and market conditions. An impairment charge is recorded if and when the carrying amount of an asset exceeds its fair value. For the years ending December 31, 2023, and 2022, no impairment charges were deemed necessary based on management's assessment.

In late 2022, the company invested in manufacturing shelf-stable donuts to moved away from their frozen donuts line. The company also moved it's manufacturing facility from Colorado to Atlanta during this time.

*The accompanying notes are an integral part of these financial statements.*

**Recognition of Accrued Expenses:**

Initially, Elite Donuts recognized accrued expenses as it placed orders anticipating the fulfillment of significant deals with 7-Eleven and Vitamin Shoppe. These accruals were made based on the expected costs associated with these deals, reflecting the company's obligation to pay suppliers or service providers in anticipation of the revenue from these big deals.

**Impact on Financial Statements for 2023:**

The recognition of these accrued expenses would have increased expenses on the income statement, thereby reducing net income for the period. Correspondingly, liabilities on the balance sheet would have increased, reflecting the company's obligations related to these anticipated deals.

As the expected deals with 7-Eleven and Vitamin Shoppe did not materialize in 2023, Elite Donuts found itself in a position where the previously recognized obligations no longer applied.

While the initial recognition and subsequent reversal of accrued expenses do not directly impact cash flows (since the expenses were accrued and not paid out), they affect the cash flow statement prepared under the indirect method. The reversal is a non-cash adjustment, it would be subtracted from net income in the operating activities section to reconcile to net cash provided by operating activities.

**Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to seven years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

**Income Taxes**

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware.

*The accompanying notes are an integral part of these financial statements.*

**Fair Value of Financial Instruments**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

**Concentrations of Credit Risk**

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

**Revenue Recognition**

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606,Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling donuts to consumers via online platforms like Shopify, Amazon and other fitness-centric locations. The Company's payments are generally collected upfront for set up fees and with periodic subscriptions based on contracts. For years ending December 31, 2023 and 2022 the Company recognized $324,301 and $1,042,213 in revenue, respectively.

**Stock Compensation Expense**

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards forall share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

*The accompanying notes are an integral part of these financial statements.*

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments.

The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2023, and 2022 was $0 and $0, respectively.

**Advertising Expenses**

The Company expenses advertising costs as they are incurred.

**Organizational Costs**

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**Sales Tax**

During our review of E.S Nutrition's financial statements for the year ended December 31, 2022 and 2023, we noted that the company has not collected nor remitted sales tax on certain transactions that are subject to sales tax according to State laws and regulations. Sales tax is generally required to be collected from customers at the point of sale and subsequently remitted to the relevant tax authorities within specified timeframes.

**New Accounting Pronouncements**

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

*The accompanying notes are an integral part of these financial statements.*

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluating the effect of this revision on the Company's financial statements.

## 2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

## 3. Property and Equipment

Property and equipment consisted of the following at December 31, 2023, and 2022:

|  | 2023 | 2022 |
|---|---|---|
| Property and equipment at cost: |  |  |
| Machinery & Equipment | $21,124 | $18,287 |
| Less: Accumulated depreciation | -9,144 | -12,282 |
| Total | **$11,980** | **$6,006** |

## 4. Convertible Notes

The predecessor entities to the Company raised $560,000 in SAFEs between July 2018 and September 2020 (the "SAFEs"). In June 2021, the Company consummated its Series Seed financing, pursuant to which the SAFEs were converted into shares of Series Seed Preferred Stock, and the Company issued new shares of Series Seed Preferred Stock in exchange for a total of $2,189,630 in investments.

In October 2022, the Company raised approximately $467,000 in a convertible note financing (the "Note Financing"). Each participant in the Note Financing was issued a convertible promissory note in exchange for a new investment, and also exchanged its shares of Series Seed Preferred Stock for additional principal amounts on such convertible promissory note. The shares of Series Seed Preferred Stock held by non-participants converted into shares of Common Stock.

As of December 31, 2023, the Company's capitalization consists of 2,356,200 shares of Common Stock and outstanding convertible promissory notes with an aggregate principal amount of $2,189,630.90.

The issued additional convertible notes to Techstars ($120,000) and Jumpstart ($150,000) in 2023. The company did not issue any convertible notes in the year 2022. During 2021 and 2020, the Company issued a total of two convertible promissory notes for a total of $178,750. The notes carry 5% APRs and maturity dates in 2022-2023. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock

*The accompanying notes are an integral part of these financial statements.*

upon a subsequent qualified financing event of at least $250,000 - $1,000,000, sale of the company or at the maturity date. In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

### 5. Obligations

Debt consisted of the following at December 31, 2023, and 2022:

|  | 2023 | 2022 |
|---|---|---|
| Credit Cards | $4,766 | $5,164 |
| Accounts Payable to vendors | 18,326 | 30,386 |
| Other Liabilities | 24,850 | 18,405 |
|  |  |  |
| Long term Liabilities | 2,420,250 | 2,225,599 |
| Less: Current portion | - | - |
| Long term portion | 2,420,250 | 2,225,599 |

### 6. SBA PPP Loan

The Company did not receive SBA PPP Loan under the Paycheck Protection Program ("PPP"). The SBA loan payable is the EIDL grant received by the Company during the Coronavirus Aid for the current amount of $161,650.

### 7. Warrants

The company did not issue any Warrants in 2023 or 2022.

### 8. Equity

**Common Stock**

Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2023, and 2022, 2,356,200 and 2,356,200 shares have been issued and are outstanding, respectively.

The predecessor entities to the Company raised $560,000 in SAFEs between July 2018 and September 2020 (the "SAFEs"). In June 2021, the Company consummated its Series Seed financing, pursuant to which the SAFEs were converted into shares of Series Seed Preferred Stock, and the Company issued new shares of Series Seed Preferred Stock in exchange for a total of $2,189,630 in investments.

*The accompanying notes are an integral part of these financial statements.*

In October 2022, the Company raised approximately $467,000 in a convertible note financing (the "Note Financing"). Each participant in the Note Financing was issued a convertible promissory note in exchange for a new investment, and also exchanged its shares of Series Seed Preferred Stock for additional principal amounts on such convertible promissory note. The shares of Series Seed Preferred Stock held by non-participants converted into shares of Common Stock.

**Equity Incentive**

The company did not have any Equity incentive plan for 2023, 2022.

**SAFE Obligations**

Since inception, the Company issued several Convertible notes and Simple Agreements for Future Equity ("SAFEs"). The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, these Convertible notes and SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock.

The predecessor entities to the Company raised $560,000 in SAFEs between July 2018 and September 2020 (the "SAFEs"). In June 2021, the Company consummated its Series Seed financing, pursuant to which the SAFEs were converted into shares of Series Seed Preferred Stock, and the Company issued new shares of Series Seed Preferred Stock in exchange for a total of $2,189,630 in investments.

In October 2022, the Company raised approximately $467,000 in a convertible note financing (the "Note Financing"). Each participant in the Note Financing was issued a convertible promissory note in exchange for a new investment, and also exchanged its shares of Series Seed Preferred Stock for additional principal amounts on such convertible promissory note. The shares of Series Seed Preferred Stock held by non-participants converted into shares of Common Stock.

Subsequently, there are no outstanding SAFE notes for the company.

**9. Going Concern**

Since inception, the Company has relied on funds from SAFE obligations, convertible notes and common stock issued to fund its operations. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2023, the Company is still mostly in the developmental process, with limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

**10. Subsequent Events**

**Crowdfunding Offering**

The Company is offering up to $300,024 in Common Stock through Regulation Crowdfunding. The Company aims to raise a minimum of $50,040 and up to a maximum of $300,024. The Company must receive commitments from investors totaling at least the minimum amount by the offering deadline as listed in the amended Form C to receive any funds.

*The accompanying notes are an integral part of these financial statements.*

The Crowdfunded Offering is conducted through Mr. Crowd (the "Intermediary"). Independent Stock Market Corporation (ISM) provides business consulting services to the Company. ISM will receive a non-refundable cash fee of $15,000. In addition to the cash fee, the Company will issue ISM and its assigns equity ownership valued at $290,000 in the Company's outstanding equity, at zero par value. These shares are for the business consulting services provided by ISM as outlined and are non-voting Common Stock. ISM's compensation is not contingent on the capital raised but rather on the consulting and other services provided under this agreement. The equity is issued within 30 days of this agreement. Additional equity fees will apply if the Company contracts with ISM for a REG A+ service agreement. Additional details below: To ISM: $15,000 cash fee, $290,000 equity fee for Equity Crowdfunding Services, not dependent on the sale of securities, non-refundable. To America's Real Deal (ARD): 35% of product sales. To the Intermediary (Mr. Crowd): 5% of the capital raised goes to the funding portal.

**Managements Evaluation**

The Company has evaluated subsequent events through January 24, 2024, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

*The accompanying notes are an integral part of these financial statements.*

---

[1] The 2023 Financial Statements were CPA-reviewed and are attached immediately after the 2024 financial statements.